Exhibit 11- Statement Re Computation of Earnings Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2000	2001	2000
Basic:

Average shares outstanding	6,900,719	7,111,549	6,889,743	7,243,711
Net income	$4,850,316	$3,991,825	$14,109,193	$11,534,751
Per share amount	$0.70	$0.56	$2.05	$1.59

Diluted:

Average shares outstanding	6,900,719	7,111,549	6,889,743	7,243,711
Net effect of dilutive stock options - based on the treasury stock method using average market price	68,572	216,035	63,200	174,626
Diluted shares	6,969,291	7,327,584	6,952,943	7,418,337
Net income	$4,850,316	$3,991,825	$14,109,193	$11,534,751
Per share amount	$0.70	$0.54	$2.03	$1.55

Note: Antidilutive stock options totaling 18,800 and 195,738 shares were not included in the calculation of diluted earnings per share for the periods ended September 30, 2001 and 2000, respectively.